CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

2488 Dunwin Drive

Mississauga, Ontario L5L 1J9
www.trilliumtherapeutics.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Trillium Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Trillium Therapeutics Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two- year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Changes in Accounting Policies

As discussed in Note 2(c) to the consolidated financial statements, the Company changed its presentation currency from Canadian dollars to United States dollars and included the disclosure of the January 1, 2018 consolidated statement of financial position.

As discussed in Note 3(m) to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 5, 2020	Licensed Public Accountants

TRILLIUM THERAPEUTICS INC.
Consolidated Statements of Financial Position

Amounts in thousands of US dollars

		As at	As at	As at
	Note	December 31, 2019	December 31, 2018	January 1, 2018
		$	$	$

ASSETS

Current
Cash and cash equivalents		14,584	15,318	22,509
Marketable securities		8,082	18,071	42,405
Amounts receivable	4	327	810	531
Prepaid expenses		299	758	762

Total current assets		23,292	34,957	66,207

Property and equipment	5	2,115	1,585	2,287
Intangible assets	6	-	4,156	6,341
Other assets		-	82	88

Total non-current assets		2,115	5,823	8,716

Total assets		25,407	40,780	74,923

LIABILITIES

Current
Accounts payable and accrued liabilities	7	12,754	9,482	11,184
Other current liabilities	8,9	773	336	340

Total current liabilities		13,527	9,818	11,524

Deferred lease inducement	3	-	276	323
Warrant liability	9	11,223	-	-
Other liabilities	3,8	825	95	714

Total non-current liabilities		12,048	371	1,037

Total liabilities		25,575	10,189	12,561

EQUITY (DEFICIENCY)
Common shares	9	150,943	129,513	122,415
Series I preferred shares	9	2,348	2,348	7,156
Series II preferred shares	9	22,316	35,235	35,235
Warrants		-	-	6,496
Contributed surplus		22,652	21,043	12,599
Deficit		(190,999)	(149,323)	(116,457)
Accumulated other comprehensive loss		(7,428)	(8,225)	(5,082)

Total equity (deficiency)		(168)	30,591	62,362

Total liabilities and equity (deficiency)		25,407	40,780	74,923

Commitments and contingencies [note 14]

Events after the balance sheet date [note 19]

Approved by the board and authorized for issue on March 5, 2020:

(signed) Luke Beshar, Director	(signed) Robert Kirkman, Director

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Loss and Comprehensive Loss

Amounts in thousands of US dollars, except per share amounts

		Year ended	Year ended
	Note	December 31, 2019	December 31, 2018
		$	$

REVENUE	10	124	-

EXPENSES
Research and development	12	27,171	33,585
General and administrative	13	5,439	2,786
Impairment of intangible assets	6	2,952	-

Operating expenses		35,562	36,371

Loss from operating activities		35,438	36,371

Finance income		(614)	(839)
Finance costs		177	35
Net foreign currency loss (gain)		846	(2,708)
Revaluation of warrant liability, net	9	5,747	-

Net finance costs (income)		6,156	(3,512)

Loss before income taxes		41,594	32,859

Current income tax expense	11	28	7

Net loss for the year		41,622	32,866

Other comprehensive loss (income)

Impact of change in presentation currency	2(c)	(797)	3,143

Net loss and comprehensive loss for the year		40,825	36,009

Basic and diluted loss per common share	9(c)	1.65	2.35

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Changes in Equity

Amounts in thousands of US dollars

									Accumulated
									other
			Series I		Series II			Contributed	comprehensive
	Common shares		preferred shares		preferred shares		Warrants	surplus	loss	Deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
	(note 9)		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)
Balance, December 31, 2018	14,688,831	129,513	17,171,541	2,348	4,368,403	35,235	-	21,043	(8,225)	(149,323)	30,591

Net loss for the year	-	-	-	-	-	-	-	-	-	(41,622)	(41,622)

Transactions with owners of the Company, recognized directly in equity
Changes in accounting policy (note 3m)	-	-	-	-	-	-	-	-	-	(54)	(54)
Units issued, net of issue costs	6,550,000	2,970	-	-	12,200,000	5,541	-	-	-	-	8,511
Conversion of preferred shares	7,700,000	18,460	-	-	(7,700,000)	(18,460)	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	1,609	-	-	1,609
Total transactions with owners of the Company	14,250,000	21,430	-	-	4,500,000	(12,919)	-	1,609	-	(54)	10,066
Impact of change in presentation currency	-	-	-	-	-	-	-	-	797	-	797
Balance, December 31, 2019	28,938,831	150,943	17,171,541	2,348	8,868,403	22,316	-	22,652	(7,428)	(190,999)	(168)

									Accumulated
									other
			Series I		Series II			Contributed	comprehensive
	Common shares		preferred shares		preferred shares		Warrants	surplus	loss	Deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
	(note 9)		(note 9)		(note 9)		(note 9)	(note 9)	(note 9)
Balance, December 31, 2017	13,147,404	122,415	52,325,827	7,156	4,368,403	35,235	6,496	12,599	(5,082)	(116,457)	62,362

Net loss for the year	-	-	-	-	-	-	-	-	-	(32,866)	(32,866)

Transactions with owners of the Company, recognized directly in equity
Shares issued, net of issue costs	369,621	2,290	-	-	-	-	-	-	-	-	2,290
Expiry of warrants	-	-	-	-	-	-	(6,496)	6,496	-	-	-
Conversion of preferred shares	1,171,806	4,808	(35,154,286)	(4,808)	-	-	-	-	-	-	-
Share-based compensation	-		-	-	-	-	-	1,948	-	-	1,948
Total transactions with owners of the Company	1,541,427	7,098	(35,154,286)	(4,808)	-	-	(6,496)	8,444	-	-	4,238
Impact of change in presentation currency	-	-	-	-	-	-	-	-	(3,143)	-	(3,143)
Balance, December 31, 2018	14,688,831	129,513	17,171,541	2,348	4,368,403	35,235	-	21,043	(8,225)	(149,323)	30,591

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Consolidated Statements of Cash Flows

Amounts in thousands of US dollars

		Year ended	Year ended
	Note	December 31, 2019	December 31, 2018
		$	$

OPERATING ACTIVITIES
Net loss for the year		(41,622)	(32,866)
Adjustments for items not affecting cash
Interest accretion	3,8	161	18
Change in fair value of contingent consideration	8	(95)	(511)
Share-based compensation	9	1,609	1,938
Amortization of warrant discount	9	417	-
Change in fair value of warrant liability	9	4,967	-
Amortization of intangible assets	6,12	1,320	1,809
Impairment of intangible assets	6	2,952	-
Depreciation of property and equipment	5,12	786	625
Deferred lease inducement		-	(22)
Unrealized foreign exchange loss (gain)		516	(2,419)
License agreement amendment	9(b)	-	2,290
		(28,989)	(29,138)
Changes in non-cash working capital balances
Amounts receivable	4	511	(335)
Prepaid expenses		484	(67)
Accounts payable and accrued liabilities	7	2,788	(940)
Other current liabilities		298	19

Cash used in operating activities		(24,908)	(30,461)

INVESTING ACTIVITIES
Net maturities of marketable securities		10,452	23,708
Purchase of property and equipment	5	(324)	(63)

Cash provided by investing activities		10,128	23,645

FINANCING ACTIVITIES
Repayment of lease liabilities	3	(306)	-
Repayment of loan payable		(73)	(89)
Issuance of warrants, net of issuance costs	9	5,372	-
Issuance of share capital, net of issuance costs	9	8,511	-

Cash provided by (used in) financing activities		13,504	(89)

Impact of foreign exchange rate on cash and cash equivalents		542	(286)

Net decrease in cash and cash equivalents during the year		(734)	(7,191)

Cash and cash equivalents, beginning of year		15,318	22,509

Cash and cash equivalents, end of year		14,584	15,318

See accompanying notes to the consolidated financial statements

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

 1. Corporate information

Trillium Therapeutics Inc. (the “Company” or “Trillium”) is a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company is a corporation existing under the laws of the Province of British Columbia. The Company’s head office is located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and it is listed on the Toronto Stock Exchange and on the Nasdaq Stock Market.

2. Basis of presentation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s board of directors on March 5, 2020.

(b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, unless otherwise noted.

(c) Functional and presentation currency

The Company’s functional currency is Canadian dollars. In the last quarter of 2019, the Company elected to change its presentation currency to the United States dollar. Comparative financial information previously expressed in Canadian dollars is now presented in United States dollars for all periods shown, using the exchange rate applicable at the reporting date for assets and liabilities, and the average exchange rate of the corresponding periods for the consolidated statements of loss and cash flow items. Equity transactions have been translated at historical rates since inception. The net adjustment arising from the effect of the change in presentation currency has been recognized in accumulated other comprehensive loss.

(d) Use of significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Management has applied significant estimates and assumptions to the following:

Going concern

In the preparation of financial statements, management is required to identify when events or conditions indicate that significant doubt may exist about the Company’s ability to continue as a going concern. Significant doubt about the Company’s ability to continue as a going concern would exist when relevant conditions and events, considered in the aggregate, indicate that the Company will not be able to meet its obligations as they become due for a period of at least, but not limited to, twelve months from the balance sheet date. When the Company identifies conditions or events that raise potential for significant doubt about its ability to continue as a going concern, the Company considers whether its plans that are intended to mitigate those relevant conditions or events will alleviate the potential significant doubt.

The Company will require ongoing financing in order to continue research and development activities, as it has not earned significant revenue or reached successful commercialization of its products. After considering its plans to mitigate the going concern risk, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

 2. Basis of presentation (continued)

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash-generating unit). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Valuation of share-based compensation and warrants

Management measures the costs for share-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviours and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and warrants.

The fair value of the warrant liability was calculated using a Black-Scholes fair value model and was then recorded at its relative fair value following an approach to allocate proceeds to the warrant liability and shares. The difference between the Black- Scholes warrant value and the relative fair value of the warrants represents a discount on issuance that is being amortized over the five-year life of the warrants.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgment. Management has used its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Trillium Therapeutics USA Inc. Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and gains and losses on transactions between subsidiaries are eliminated.

(b) Foreign currency

Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

3.  Significant accounting policies (continued)

(c) Cash and cash equivalents, and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (as at December 31, 2019 and 2018 of $7,000 and $nil, respectively) with a maturity of 90 days or less. The Company has classified its cash and cash equivalents as amortized cost.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities as amortized cost.

(d) Property and equipment

Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment. Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in profit or loss.

Depreciation

The estimated useful lives and the methods of depreciation are as follows:

Asset	Basis
Lab equipment	20% declining balance
Computer equipment	30% declining balance
Office equipment	20% declining balance
Leaseholds	Straight-line over expected lease term
Leased buildings	Straight-line over expected lease term

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate. Depreciation expense is recognized in research and development expenses.

(e) Intangible assets

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. No internal development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

3.  Significant accounting policies (continued)

Intangible assets

Intangible assets that consist of intellectual property acquired separately, have finite useful lives, and are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management.

The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

(f)  Impairment of non-financial assets

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated. The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or cash-generating units. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit exceeds its estimated recoverable amount. Impairment losses for intangible assets are recognized in research and development expenses.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(h) Revenue recognition

The Company recognizes revenue at the inception of a license or option agreement when there are no future performance obligations. With the application of the sales-based royalties exception, sales-based royalties contingent on sales-based thresholds are recognized when the subsequent sales occur.

(i) Government assistance

Government assistance relating to research and development is recorded as a reduction of expenses when the related expenditures are incurred.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

3.  Significant accounting policies (continued)

(j) Share-based compensation

The grant-date fair value of share-based payment awards granted to employees is recognized as personnel costs, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that met the related service and non-market performance conditions at the vesting date.

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in contributed surplus, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, it measures their value by reference to the fair value of the equity instruments granted. Transactions measured by reference to the fair value of the equity instruments granted have their fair values remeasured at each vesting and reporting date until fully vested.

(k) Income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Investment tax credits earned from scientific research and development expenditures are recorded when collectability is reasonably assured.

(l)  Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, warrants, and conversion of preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding preferred shares would convert to common shares and that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period. The inclusion of the Company's stock options, warrants and preferred shares in the computation of diluted loss per share has an antidilutive effect on the loss per share and has therefore been excluded from the calculation of diluted loss per share.

(m) New standards, amendments and interpretations adopted during 2019

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model, with certain exemptions. The standard includes two recognition exemptions for lessees – leases of “low-value” assets and short-term leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to remeasure the lease liability upon the occurrence of certain events such as a change in lease term. The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. The new standard was effective for annual periods beginning on or after January 1, 2019.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

3. Significant accounting policies (continued)

The Company adopted IFRS 16 using the modified retrospective transition approach, and elected to use the exemptions proposed by the standard on lease contracts for which the lease term ends within 12 months as of the lease commencement date and on lease contracts where the underlying asset is of low value. The Company has leases of certain office equipment (i.e. photocopying machines) that are considered of low value.

The effect of adoption of IFRS 16 as at January 1, 2019 (increase/(decrease)) was as follows:

January 1, 2019
$
Assets
Right-of-use asset (included in property and equipment)	315
Prepayments	(82)
233
Liabilities
Lease liabilities (included in other liabilities)	579
Deferred lease inducement	(276)
303
Impact of change in presentation currency	(16)
Deficit	(54)

The Company recognized a right-of-use asset based on the amount equal to the lease liability, adjusted for any related prepaid and accrued lease payments previously recognized. The lease liability was recognized based on the present value of remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period as incurred.

The Company also applied the following available practical expedients:

• Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

• Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

• Elected not to separate non-lease components from lease components, and instead accounted for each lease component and any associated non-lease components as a single lease component.

In addition to the Mississauga facility lease that was transitioned as at January 1, 2019, an office lease for operations in Cambridge, Massachusetts was recognized under IFRS 16 during the year ended December 31, 2019. This lease resulted in the recognition of a right-of-use asset and corresponding lease liability of $599.

The carrying amounts of the Company’s right-of-use assets and lease liabilities and movements during 2019 were as follows:

	Right-of-use	Lease
	assets	liabilities
	$	$

Balance, January 1, 2019	315	579
Additions	599	599
Depreciation expense	(179)	-
Accreted interest expense	-	154
Payments	-	(306)
Impact of change in presentation currency	11	7
Balance, December 31, 2019	746	1,033

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

3. Significant accounting policies (continued)

The Company recognized rent expense from short-term leases of $14 and variable lease payments of $134 for the year ended December 31, 2019.

4. Amounts receivable

	December 31,	December 31,
	2019	2018
	$	$

Government receivable	289	639
Interest receivable	38	171
	327	810

5.   Property and equipment

			Office
	Lab	Computer	equipment and	Leased
	equipment	equipment	leaseholds	buildings	Total
	$	$	$	$	$

Cost
Balance, December 31, 2017	1,508	227	1,852	-	3,587
Additions	18	33	12	-	63
Disposals	(2)	-	-	-	(2)
Impact of change in presentation currency	(112)	(18)	(137)		(267)
Balance, December 31, 2018	1,412	242	1,727	-	3,381
Additions	-	10	314	914	1,238
Impact of change in presentation currency	65	11	86	16	178
Balance, December 31, 2019	1,477	263	2,127	930	4,797

Accumulated depreciation
Balance, December 31, 2017	485	125	690	-	1,300
Depreciation	201	41	383	-	625
Disposals	(2)	-	-	-	(2)
Impact of change in presentation currency	(46)	(12)	(69)		(127)
Balance, December 31, 2018	638	154	1,004	-	1,796
Depreciation	158	30	417	179	784
Impact of change in presentation currency	33	10	54	5	102
Balance December 31, 2019	829	194	1,475	184	2,682

Net carrying amounts
December 31, 2018	774	88	723	-	1,585
December 31, 2019	648	69	652	746	2,115

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

6.  Intangible assets

Total
$

Cost
Balance, December 31, 2018	12,101
Impact of change in presentation currency	367
Balance, December 31, 2019	12,468

Accumulated amortization
Balance, December 31, 2017	6,721
Amortization	1,808
Impact of change in presentation currency	(584)
Balance, December 31, 2018	7,945
Impairment	2,952
Amortization	1,320
Impact of change in presentation currency	251
Balance, December 31, 2019	12,468

Net carrying amounts
December 31, 2018	4,156
December 31, 2019	-

During the year ended December 31, 2019, the Company recognized an impairment charge of $2,952 to fully write down the remaining carrying value of the intangible assets recognized in the January 26, 2016 acquisition of Fluorinov Pharma Inc. (“Fluorinov”). The factors leading to this impairment included the discontinuation of discovery research activities and revised expected realization from Fluorinov legacy products.

The Company’s intangible asset relating to SIRPαFc technology is fully amortized.

7.  Accounts payable and accrued liabilities

	December 31,	December 31,
	2019	2018
	$	$

Trade and other payables	1,585	477
Accrued liabilities	8,383	8,341
Due to related parties	2,786	664
	12,754	9,482

Amounts due to related parties include cash-settled deferred share units (“DSUs”), accrued vacation and expense reimbursements.

8. Other liabilities

(a) As at December 31, 2019 and 2018, the Company had short-term liabilities of $208 and $nil, and long-term liabilities of $825 and $nil, respectively, for facility leases.

(b) As at December 31, 2019 and 2018, the Company had a long-term liability of $nil and $95, respectively, related to contingent consideration on the acquisition of Fluorinov. On May 13, 2019, Trillium and former Fluorinov shareholders amended the Fluorinov purchase agreements to remove the existing milestone and royalty payments in favour of a revenue sharing arrangement. On the deletion of the milestones from the agreements, the contingent consideration was reduced to $nil.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

8. Other liabilities (continued)

(c) As at December 31, 2019 and 2018, the Company had a short-term liability of $565 and $nil, respectively, related to a retention provision for key employees. Retention expense is recognized over the period of service.

9. Share capital

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, Class B shares and First Preferred Shares, in each case without nominal or par value. Common shares are voting and may receive dividends as declared at the discretion of the board of directors. Class B shares are non-voting and convertible to common shares at the holder’s discretion, on a one-for-one basis. Upon dissolution or wind-up of the Company, Class B shares participate rateably with the common shares in the distribution of the Company’s assets. First Preferred Shares have voting rights as decided upon by the board of directors at the time of grant. Upon dissolution or wind-up of the Company, First Preferred Shares are entitled to priority over common and Class B shares.

The Company has Series I First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of 30 Series I First Preferred Shares for one common share.

The Company has Series II First Preferred Shares that are non-voting, may receive dividends as declared at the discretion of the board of directors, and are convertible to common shares at the holder’s discretion, on the basis of one Series II First Preferred Share for one common share.

Holders may not convert Series I or Series II First Preferred Shares into common shares if, after giving effect to the exercise of conversion, the holder would have beneficial ownership or direction or control over common shares in excess of 4.99% of the then outstanding common shares. This limit may be raised at the option of the holder on 61 days’ prior written notice: (i) up to 9.99%, (ii) up to 19.99%, subject to clearance of a personal information form submitted by the holder to the Toronto Stock Exchange; and (iii) above 19.99%, subject to approval by the Toronto Stock Exchange and shareholder approval.

(b) Share capital issued – year ended December 31, 2019

In February 2019, the Company completed an underwritten public offering of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at $0.80 per unit. The gross proceeds from this offering were $15,000, before deducting offering expenses of $1,117. Each common share unit comprises one common share of the Company and one common share purchase warrant. Each common share purchase warrant will be exercisable for one common share at a price of $0.96 per common share purchase warrant for 60 months. Each preferred share unit comprises one Series II First Preferred Share and one Series II First Preferred Share purchase warrant. Each Series II First Preferred Share purchase warrant will be exercisable for one Series II First Preferred Share at a price of $0.96 per Series II First Preferred Share purchase warrant for 60 months. Each purchase warrant has a price protection feature that resets the exercise price of the warrant under certain conditions including the issuance of common shares, or securities convertible into common shares, at prices below the exercise price. In addition, in the event of a “Fundamental Transaction” (as defined in the related warrant agreement, which generally includes any merger with another entity, the sale, transfer or other disposition of all or substantially all of our assets to another entity, or the acquisition by a person of more than 50% of our common stock), each warrant holder will have the right up to 90 days after the consummation of the Fundamental Transaction to require us to repurchase the warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the warrant agreement) of the then remaining unexercised portion of such warrant on the date of such Fundamental Transaction.

Proceeds were allocated amongst common shares, preferred shares and warrants by applying a relative fair value approach, with fair value of the warrants determined using the Black-Scholes model, resulting in an initial warrant liability of $5,372. The difference between the allocated amount of the warrants and their fair value was a discount of $2,514, which is being amortized on a straight-line basis over the five-year term of the warrants. Purchase warrants are recognized as liabilities, as the price protection feature creates potential variability in the price at which the warrants will be settled as well as the warrants being issued in U.S. dollars, which differs from the Company’s functional currency. Warrants are revalued each period-end at fair value through profit and loss. The change in fair value of the warrant liability for the year ended December 31, 2019 was an increase of $4,967.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

9. Share capital (continued)

The warrant liability was determined based on the fair value of warrants at the issue date and the reporting date using the Black-Scholes model with the following assumptions:

	Issue date	Reporting date
	February 28, 2019	December 31, 2019
Expected warrant life	5.0 years	4.2 years
Risk-free interest rate	1.8%	1.5%
Dividend yield	0%	0%
Expected volatility	86.9%	96.8%

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the warrants. The expected volatility is based on the historical volatility for the Company.

During the year ended December 31, 2019, 7,700,000 Series II First Preferred Shares were converted into 7,700,000 common shares.

Share capital issued – year ended December 31, 2018

In a June 2018 amendment to the license agreement for SIRPαFc, the sublicense revenue sharing provisions were removed in return for a payment to the licensors of $2,290 in the form of 369,621 common shares, which was recorded in research and development expenses.

During the year ended December 31, 2018, 35,154,286 Series I First Preferred Shares were converted into 1,171,806 common shares.

(c) Weighted average number of common shares

The weighted average number of common shares outstanding for the years ended December 31, 2019 and 2018 were 25,264,447 and 13,906,074, respectively. The Company has not adjusted its weighted average number of common shares outstanding in the calculation of diluted loss per share, as any adjustment would be antidilutive.

(d) Warrants

There were 69,073,031 common share warrants with a weighted average exercise price of $0.28 that were exercisable at a ratio of 30:1 into common shares that expired in 2018.

There were 1,190,476 Preferred Warrants that were exercisable at $7.93 per warrant for one common share or one Series II First Preferred Share that expired in December 2018.

(e) Stock option plan

The 2018 Stock Option Plan was approved by the Company’s shareholders at the annual meeting held on June 1, 2018. Stock options granted are equity-settled, have a vesting period of between 18 months and 4 years and have a maximum term of 10 years. The total number of common shares available for issuance under the Company’s 2018 Stock Option Plan is 3,894,501. As at December 31, 2019, the Company was entitled to issue an additional 327,856 stock options under the 2018 Stock Option Plan.

During the year ended December 31, 2019, 200,213 unvested stock options were forfeited resulting in a reversal of share-based compensation expense of $851. In addition, 340,000 unvested stock options were modified to be fully vested resulting in the recognition of $603 of share-based compensation expense in the period but no additional incremental fair value.

In September 2019, the Company introduced an Inducement Stock Option Plan for new executive hires. Stock options granted are equity-settled, have a vesting period of 4 years and have a maximum term of 10 years. The total number of common shares available for issuance under the Inducement Stock Option Plan is 3,000,000. As at December 31, 2019, the Company was entitled to issue an additional 1,200,000 stock options under the Inducement Stock Option Plan.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

9.  Share capital (continued)

Changes in the number of options outstanding during the years ended December 31 were as follows:

		2019		2018
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Balance, beginning of year	2,699,205	$7.75	1,746,982	$10.39
Granted	3,575,600	0.40	1,082,600	3.77
Forfeited	(200,213)	8.50	(128,356)	10.09
Cancelled/Expired	(707,947)	10.66	(2,021)	11.18

Balance, end of year	5,366,645	$2.44	2,699,205	$7.75

Options exercisable, end of year	1,196,967	$7.36	1,193,486	$10.65

The following table reflects stock options outstanding as at December 31, 2019:

		Stock options outstanding		Stock options exercisable
		Weighted average
		remaining
	Number	contractual life	Weighted average	Number	Weighted average
Exercise prices	outstanding	(in years)	exercise price	exercisable	exercise price

$0.29 - $0.57	3,563,600	9.7	$0.40	-	-
$2.98 - $3.23	848,500	8.9	$3.23	477,935	$3.23
$5.09 - $7.67	429,090	7.1	$6.40	258,520	$6.72
$9.41 - $9.62	216,507	6.1	$9.46	167,716	$9.42
$10.75 - $13.66	167,564	6.3	$10.88	151,829	$10.89
$12.98 - $18.60	113,384	5.7	$14.83	112,967	$14.83
$22.44	28,000	5.4	$22.44	28,000	$22.44

	5,366,645	9.0	$2.44	1,196,967	$7.36

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for the years ended December 31 as follows:

	2019	2018
Expected option life	6 years	6 years
Risk-free interest rate	1.4%	2.4%
Dividend yield	0%	0%
Expected volatility	89%	82%

The Black-Scholes option pricing model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which significantly affect the calculated values.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

9. Share capital (continued)

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the option. The expected volatility is based on the historical volatility for the Company. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

For the years ended December 31, 2019 and 2018, the Company issued 3,575,600 and 1,082,600 stock options with a fair value of $1,043 and $2,905 and a weighted average grant date fair value of $0.29 and $2.68, respectively.

During the year ended December 31, 2019, 340,000 unvested stock options were modified to be fully vested. The modification resulted in the accelerated recognition of $603 of share-based compensation expense.

(f)  Deferred Share Unit Plan

The board of directors approved a Cash-Settled Deferred Share Unit (“DSU”) Plan on November 9, 2016. For the years ended December 31, 2019 and 2018, there were 2,739,587 and 189,393 DSUs issued, respectively. The fair values of DSUs under this plan as at December 31, 2019 and 2018 were $2,731 and $623, respectively. For the years ended December 31, 2019 and 2018, the DSU expense, comprised of directors fees paid and the revaluation of the DSU liability, was an expense of $2,076 and an expense recovery of $207, respectively. The number of DSUs outstanding as at December 31, 2019 and 2018 were 3,045,821 and 334,982, respectively. During 2019, 28,748 DSUs were redeemed in the amount of $10.

10. Revenue

In July 2019, the Company entered into a right-to-use license agreement for one of its small molecule compounds, with initial license fees of $99. Sales-based royalties, anniversary payments, and milestone payments will be recognized when incurred in future periods.

For the year ended December 31, 2019, the Company recognized licensing revenues of $124 (2018 – $nil).

11. Income taxes

Income taxes recoverable have not been recognized in the consolidated statements of loss and comprehensive loss, as the Company has been incurring losses since inception, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

(a) Unrecognized deferred tax assets

As at December 31, 2019 and 2018, deferred tax assets have not been recognized with respect to the following items:

	2019	2018
	$	$

Non-capital losses carried forward	33,175	24,924
Tax credits carried forward	5,905	4,986
Accounting basis of property and equipment and intangible assets in excess of tax basis	2,732	1,326
Scientific research and experimental development expenditures	9,255	7,963
Share issue costs and other	675	504
	51,742	39,703

(b) As at December 31, 2019 and 2018, the Company had available research and development expenditures of approximately $34,927 and $30,049, respectively, for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. As at December 31, 2019 and 2018, the Company also had unclaimed Canadian scientific research and development tax credits of $7,478 and $6,319, respectively, which are available to reduce future taxes payable with expiries from 2019 through 2038. The benefit of these expenditures and tax credits has not been recorded in the accounts.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

11. Income taxes (continued)

(c) As at December 31, 2019, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada that are available for application against future taxable income. The benefit of these losses has not been recorded in the accounts.

The non-capital tax losses expire as follows:

Federal
$
2025	3,736
2026	7,508
2027	4,706
2028	3,417
2029	3,604
2030	1,924
2031	1,592
2032	2,912
2033	2,011
2034	4,921
2035	6,646
2036	15,466
2037	26,223
2038	21,857
2039	26,009
132,532

(d) The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax expense is as follows:

	2019	2018
	$	$

Statutory income tax rate	26.5%	26.5%

Income tax recovery based on statutory income tax rate	(11,239)	(8,293)
Investment tax credits	(677)	(650)
Share-based compensation and other	1,736	(121)
Change in unrecognized tax assets	10,208	9,071

Income tax expense	28	7

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

12. Research and development

Components of research and development expenses for the years ended December 31 were as follows:

	2019	2018
	$	$

Research and development programs, excluding the below items	16,110	21,235
Salaries, fees and short-term benefits	7,867	6,596
License agreement amendment (note 9(b))	-	2,326
Share-based compensation	1,318	1,658
Amortization of intangible assets	1,320	1,809
Change in fair value of contingent consideration	(95)	(511)
Depreciation of property and equipment	786	625
Tax credits	(135)	(153)
	27,171	33,585

13. General and administrative

Components of general and administrative expenses for the years ended December 31 were as follows:

	2019	2018
	$	$

General and administrative expenses, excluding the below items	1,591	1,621
Salaries, fees and short-term benefits	2,423	1,949
Change in fair value of deferred share units	1,134	(1,064)
Share-based compensation	291	280
	5,439	2,786

14. Commitments and contingencies

As at December 31, 2019, the Company had obligations to make future payments, representing significant research and development contracts and other commitments that are known and committed in the amount of approximately $15,327. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for clinical trials, sponsored research, manufacturing and preclinical studies. The Company also has minimum lease payments for operating lease commitments, primarily for its office and laboratory leases, in the amount of $349 over the next 12 months, $818 from 12 to 60 months, and $231 thereafter. The Company has potential future payments of $1,121 related to retention agreements for key employees.

The Company enters into research, development and license agreements in the ordinary course of business where the Company receives research services and rights to proprietary technologies. Milestone and royalty payments that may become due under various agreements are dependent on, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which are uncertain. Under the license agreement for SIRPαFc, the Company has future contingent milestones payable of $19 related to successful patent grants, $154 and $231 on the first patient dosed in phase 2 and 3 trials, respectively, regulatory milestones on their first achievement totalling $3,846, and royalties on commercial sales.

Under the May 2019 amending agreement, Trillium and the former Fluorinov shareholders will share 50% of net revenues relating to Fluorinov’s legacy products.

The Company has two agreements with Catalent Pharma Solutions pursuant to which Trillium acquired the right to use a proprietary expression system for the manufacture of two SIRPαFc constructs. Consideration for each license includes potential pre-marketing approval milestones of up to $875 and aggregate sales milestone payments of up to $28,750.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

14. Commitments and contingencies (continued)

The Company periodically enters into research and license agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken by or on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

15. Related parties

For the years ended December 31, 2019 and 2018, the key management personnel of the Company were the board of directors, Executive Chair, Chief Executive Officer, Chief Medical Officer, Chief Scientific Officer, Chief Financial Officer and the Chief Development Officer.

Compensation for key management personnel of the Company for the years ended December 31 was as follows:

	2019	2018
	$	$

Salaries, fees and short-term benefits	4,811	3,378
Revaluation of DSUs	1,135	(1,065)
Share-based compensation	1,489	862
Total	7,435	3,175

Executive officers and directors may participate in the 2018 Stock Option Plan and the Cash-Settled DSU Plan, and officers participate in the Company’s benefit plans. Directors receive annual fees for their services. As at December 31, 2019, the key management personnel controlled less than 1% of the voting shares of the Company.

Outstanding balances with related parties at year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2019, $nil was paid to a director for consulting fees (2018 – $58).

16. Operating segment

The Company has a single operating segment, the research and development therapies for the treatment of cancer. A majority of the Company’s operations, assets and employees are in Canada.

17. Management of capital

The Company defines its capital as share capital, warrants and contributed surplus. The Company’s objectives when managing capital are to ensure there are sufficient funds available to carry out its research and development programs. To date, these programs have been funded primarily through the sale of equity securities and the exercise of warrants. The Company also sources non-dilutive funding by accessing grants, government assistance and tax incentives, and through partnerships with corporations and research institutions. The Company uses budgets and purchasing controls to manage its costs. The Company is not exposed to any externally imposed capital requirements.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

18. Financial instruments

Fair value

IFRS 13 Fair Value Measurement provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs are those that reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1	Quoted prices in active markets for identical instruments that are observable.
Level 2	Quoted prices in active markets for similar instruments; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The hierarchy requires the use of observable market data when available.

The Company has classified cash and cash equivalents as Level 1. The marketable securities and loan payable have been classified as Level 2. The warrant liability has been classified as Level 3.

Cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, and other current liabilities, due within one year, are all short-term in nature and, as such, their carrying values approximate fair values. Marketable securities, which primarily include guaranteed investment certificates held by the Company, are valued at amortized cost.

Risks

The Company has exposure to credit risk, liquidity risk, interest rate risk and currency risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Audit Committee of the board of directors is responsible for reviewing the Company’s risk management policies.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, marketable securities and amounts receivable. The carrying amount of these financial assets represents the maximum credit exposure. The Company follows an investment policy to mitigate against the deterioration of principal and to enhance the Company’s ability to meet its liquidity needs. Cash is on deposit with major Canadian chartered banks and the Company invests in high-grade short-term instruments.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is a development stage company and is reliant on external fundraising to support its operations. Once funds have been raised, the Company manages its liquidity risk by investing in cash and short-term instruments to provide regular cash flow for current operations. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The board of directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions not in the ordinary course of business.

(c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash in bank accounts or high-interest savings accounts that have a variable rate of interest. The Company manages its interest rate risk by holding highly liquid short-term instruments and by holding its investments to maturity, where possible. The Company earned interest income for the years ended December 31, 2019 and 2018 of $614 and $839, respectively. Therefore, a 100 basis points change in the average interest rate for the years ended December 31, 2019 and 2018 would have a net impact on finance income of $6 and $8, respectively.

TRILLIUM THERAPEUTICS INC.

Notes to the Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Amounts in thousands of US dollars, except per share amounts and where noted

18. Financial instruments (continued)

(d) Currency risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, which are primarily expenses in U.S. dollars. As at December 31, 2019 and 2018, the Company held U.S. dollar cash and cash equivalents and marketable securities in the amount of $20,920 and $30,208, and had U.S. dollar denominated accounts payable and accrued liabilities in the amount of $7,608 and $7,404, respectively. Therefore, a 1% change in the foreign exchange rate would have a net impact on finance costs as at December 31, 2019 and December 31, 2018 of $105 and $218, respectively.

U.S. dollar expenses for the years ended December 31, 2019 and 2018 were approximately $18,003 and $18,050, respectively. Varying the U.S. exchange rate for the years ended December 31, 2019 and 2018 to reflect a 1% strengthening of the Canadian dollar would have decreased the net loss by approximately $180 and $180, respectively, assuming that all other variables remained constant.

19. Events after the balance sheet date

In January 2020, the Company completed an underwritten public offering for gross proceeds of $116,955 comprising 41,279,090 common shares and 1,250,000 Series II Non-Voting Convertible First Preferred Shares, each issued at $2.75 per share.